Exhibit 99.2

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES CHANGES TO BOARD COMMITTEES

TORONTO, Canada, April 21, 2008 – Biovail Corporation (NYSE/TSX: BVF) today announced a number of changes to the composition of various Board Committees following the appointment of Bill Wells as the Company’s new Chief Executive Officer.

Mr. Wells has resigned as Lead Director and as the Chairperson of the Compensation, Nominating and Corporate Governance (CNCG) Committee. Bill Bristow has been appointed to replace Mr. Wells as Chairperson of the Committee. Other members of the CNCG Committee are Dr. Larry Paul and Mr. Michael Van Every.

Mr. Wells has also resigned as a member of the Company’s Audit Committee. Lloyd Segal has been appointed to replace Mr. Wells on the Committee. Other members of the Audit Committee are Mr. Van Every and Dr. Paul.

Mr. Wells has been appointed Chairperson of the Risk and Compliance Committee, while Dr. Douglas Squires has been appointed as a member of the Committee. Mr. Segal also serves on the Company’s Risk and Compliance Committee.

All appointments are effective immediately.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.